Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT ON ELECTION OF DIRECTOR

TO ACT AS CHAIRMAN

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 9 January 2022.

Given that Mr. Wang Bin, an Executive Director of the Company, is currently under the disciplinary review and investigation by the Central Commission for Discipline Inspection and the National Supervisory Commission (中央紀委國家監委) for suspected serious violations of discipline and law, he is not able to perform his roles and duties as the Chairman of the Board. As such, the Board of the Company held a meeting on 13 January 2022, at which Mr. Yuan Changqing, a Non-Executive Director of the Company, was elected to assume the roles and duties of the Chairman of the Board and the legal representative of the Company during the period commencing from the date of passing of the Board resolution and ending on the effective date of the appointment of a new Chairman of the Board.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 13 January 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao